06011803

GREAT-WEST LIFECO INC.

March 13, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC
USA 20549

BY COURIER

SEC MAIL PROCESSING RECEIVED MAR 15 2006 WASH. DC 209 SECTION

SUPPL

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the Reports filed for shares purchased and cancelled under the Corporation's continuing Normal Course Issuer Bid dated:

- January 6, 2006 (common shares).
- January 13, 2006 (common shares).
- January 20, 2006 (common shares).
- January 27, 2006 (common shares).
- January 31, 2006 (common shares).
- February 3, 2006 (common shares).
- February 10, 2006 (common shares).
- February 17, 2006 (common shares).
- February 24, 2006 (common shares).

PROCESSED
MAR 22 2006
THOMSON FINANCIAL

Please contact me directly at (204) 926-5364 if you have any questions.

Sincerely,

Bronya Rae-Pemberton
Associate Manager
Corporate Secretary's Office
Encls.

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

A member of the Power Financial Corporation group of companies.

509-01/02

2006-03-03, 17:24:31, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	40000		
Filing date	2006-03-03		
Date of transaction	2006-02-24		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	40000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-03-03, 17:23:08, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-03-03		
Date of transaction	2006-02-24		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	29.5051	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-02-24, 16:01:08, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	40000		
Filing date	2006-02-24		
Date of transaction	2006-02-17		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	40000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-02-24, 15:59:52, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-02-24		
Date of transaction	2006-02-17		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	29.5419	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-02-24, 15:56:04, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2006-02-24
Date of transaction	2006-02-10
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-02-24, 15:54:49, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-02-24		
Date of transaction	2006-02-10		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	29.5597	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-02-11, 10:11:33, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	24000		
Filing date	2006-02-11		
Date of transaction	2006-02-03		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	24000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-02-11, 10:10:32, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-02-11		
Date of transaction	2006-02-03		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	24000		
Unit price or exercise price	29.4530	Currency	Canadian Dollar
Closing balance of securities held	24000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-02-07, 17:38:54, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	16000
Filing date	2006-02-07
Date of transaction	2006-01-31
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	16000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	0
Filing date	2006-02-07
Date of transaction	2006-01-31
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	16000
Unit price or exercise price	29.5357 Currency Canadian Dollar
Closing balance of securities held	16000
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	40000		
Filing date	2006-02-07		
Date of transaction	2006-01-27		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	40000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-02-07, 17:36:05, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-02-07		
Date of transaction	2006-01-27		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	29.1506	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-01-27, 14:24:27, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	40000		
Filing date	2006-01-27		
Date of transaction	2006-01-20		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	40000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-01-27, 14:22:09, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-01-27		
Date of transaction	2006-01-20		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	29.7149	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-01-23, 17:03:40, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	40000		
Filing date	2006-01-23		
Date of transaction	2006-01-13		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	40000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-01-23, 17:02:46, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2006-01-23		
Date of transaction	2006-01-13		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40000		
Unit price or exercise price	30.1748	Currency	Canadian Dollar
Closing balance of securities held	40000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2006-01-11, 12:12:08, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40000
Filing date	2006-01-11
Date of transaction	2006-01-06
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2006-01-11, 12:11:05, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	0
Filing date	2006-01-11
Date of transaction	2006-01-06
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	40000
Unit price or exercise price	30.5867 Currency Canadian Dollar
Closing balance of securities held	40000
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next